SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-15295
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

Financial Statements and Supplemental Schedule
Teledyne Technologies Incorporated 401(k) Plan
Year Ended December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements
and Supplemental Schedule
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
Teledyne Technologies Incorporated
As Plan Administrator of the Teledyne Technologies Incorporated 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 29, 2010

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
	(In thousands)
Assets
Investments, at fair value	$410,425	$313,800
Accrued investment income	—	2
Other receivables	72	328

Total assets	410,497	314,130

Liabilities
Due to broker for investments purchased	—	169
Other liabilities	378	19

Total liabilities	378	188

Net assets reflecting investments at fair value	410,119	313,942
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	226	551

Net assets available for benefits	$410,345	$314,493

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009
(In thousands)

Additions (deductions):
Contributions:
Employee	$32,781
Employer, net of forfeitures	7,423
Rollover	3,100

Total contributions	43,304

Transfers from other plans	6,419
Investment income:
Interest and dividend income	4,935
Net appreciation in fair value of investments	64,836

Net investment income	69,771

Distributions to participants	(23,608)
Administrative and other expenses	(34)

Net increase	95,852
Net assets available for benefits:
Beginning of year	314,493

End of year	$410,345

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000. For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code limitations, of their eligible wages and contribute them to the Plan. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. The Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually for each participant. Former employees of the Rockwell Scientific Company hired before January 1, 2008 will receive a Company match of 50% of the first 8% of qualifying employee contributions.
Participant Accounts
Separate accounts are maintained by the recordkeeper for each participant. Each participant may direct their account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in his or her accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule. Former employees of the Rockwell Scientific Company hired before January 1, 2008 will have their Company Match Account and all earnings thereon follow a three-year annual vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.
The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pre-tax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
New Accounting Pronouncements
Fair Value Measurements and Disclosures. In April and September 2009, the Financial Accounting Standards Board (FASB) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal activity for the asset or liability, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share, and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance in 2009 did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Subsequent Events. In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance in 2009 did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.
FASB Codification. In June 2009, the FASB issued new codification standards which represent the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.
Fair Value Disclosures. In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities, and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. Plan management does not expect the adoption will have a material effect on the financial statement disclosures.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Valuation of Investments
The Plan’s investments are stated at fair value.
In accordance with U.S. generally accepted accounting principles, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. During 2007, the Plan began to invest in fully benefit-responsive investment contracts through a common collective trust, Fidelity Managed Income Portfolio (MIP). The statements of net assets available for benefits present the fair value of the Fidelity MIP and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity MIP is based on the fair value of the underlying investment contracts and quoted redemption values on the last business day of the Plan’s year end. The contract value of the Fidelity MIP represents contributions plus earnings, less participant withdrawals and administrative expenses, transacted at the fund’s adjusted net asset value.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Fidelity Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.
Non-Fidelity Mutual Funds: Valued at the net asset value of shares held by the Plan at year end.
Fidelity Lifecycle Funds: Valued at the net asset value of shares held by the Plan at year end.
Self Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.
Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Common collective trust funds: These funds include both money market funds and the Fidelity MIP. Money market funds are valued at the net asset value of shares held by the Plan at year-end. The fair value of the Fidelity MIP is based on the fair value of the underlying investment contracts and quoted redemption values of other securities on the last business day of the plan’s year-end as reported by the issuer of the fund. The fair value of fully-benefit responsive investment contracts included in the Fidelity MIP is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.
Participant loans: Valued at amortized cost, which approximates fair value.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2009 and 2008, respectively (in thousands):

Description of Investment	Level 1	Level 2	Level 3	Total

Mutual funds:
Blended	$78,636	$—	$—	$78,636
Bonds	82,011	—	—	82,011
Domestic Equity	172,627	—	—	172,627
International Equity	27,147	—	—	27,147
Brokerage link	6,943	—	—	6,943
Common collective trusts	—	12,177	—	12,177
Teledyne Technologies Common Stock Fund	20,604	—	—	20,604
Participant loans	—	—	10,280	10,280

	$387,968	$12,177	$10,280	$410,425

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)

Description of Investment	Level 1	Level 2	Level 3	Total

Mutual funds:
Blended	$55,174	$—	$—	$55,174
Bonds	76,690	—	—	76,690
Domestic Equity	116,779	—	—	116,779
International Equity	19,210	—	—	19,210
Brokerage link	4,972	—	—	4,972
Common collective trusts	—	10,218	—	10,218
Teledyne Technologies Incorporated Common Stock Fund	21,456	—	—	21,456
Participant loans	—	—	9,301	9,301

	$294,281	$10,218	$9,301	$313,800

The following table presents a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 (in thousands):

Level 3
Assets
Participant
Loans

Balance as of December 31, 2008	$9,301
Issuances, repayments, and settlements, net	979

Balance as of December 31, 2009	$10,280

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could have a material effect on participants’ account balances and the amounts reported in the financial statements.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity Management Trust Company (Fidelity), the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Company does not guarantee any rates of return or investment results.
The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 (in thousands):

	2009	2008

Fidelity Fund	$48,028	$38,210
Fidelity Growth Company Fund	31,610	21,245
Fidelity Diversified International Fund	27,147	19,210
Fidelity Freedom K 2020 Fund	30,987	22,164
Fidelity Retirement Money Market Portfolio	46,052	46,176
Fidelity U.S. Bond Index Fund	33,495	28,293
Teledyne Technologies Incorporated common stock fund	20,604	21,456

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2009, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated (depreciated) in fair value as follows (in thousands):

Mutual funds	$65,948
Common stock	(2,213)
Brokerage link (primarily common stock)	1,101

$64,836

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
5. Parties-in-Interest
During 2009, the Plan invested in mutual funds managed by Fidelity. There were no trustee and investment fees paid by the Plan in 2009.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 499,516 and 452,339 shares of Teledyne Technologies Incorporated common stock at December 31, 2009 and 2008, respectively.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
6. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$410,345	$314,493
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(226)	(551)

Net assets available for benefits per the Form 5500	$410,119	$313,942

The following is a reconciliation of net increase per the financial statements to net income on the Form 5500 for the year ended December 31, 2009 (in thousands):

Net increase per the financial statements	$95,852
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	325
Less: Transfers to the plan per the Form 5500	(6,344)

Net income per the Form 5500	$89,833

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009
(In thousands, except for unit/share information)

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par,
Lessor or Similar Party	or Maturity Value	Current Value

Fidelity*	Fidelity Fund	$48,028
Fidelity*	Growth Company Fund	31,610
Fidelity*	Value Fund	14,976
Fidelity*	Capital Appreciation Fund	10,723
Fidelity*	Diversified International Fund	27,147
Fidelity*	Mid-Cap Stock Fund	20,062
Fidelity*	Large Cap Stock Fund	10,456
Fidelity*	Freedom K Income Fund	2,464
Fidelity*	Freedom K 2000 Fund	1,222
Fidelity*	Freedom K 2010 Fund	11,740
Fidelity*	Freedom K 2020 Fund	30,987
Fidelity*	Freedom K 2030 Fund	17,333
Fidelity*	Freedom K 2040 Fund	3,610
Fidelity*	Freedom K 2005 Fund	704
Fidelity*	Freedom K 2015 Fund	5,543
Fidelity*	Freedom K 2025 Fund	4,254
Fidelity*	Freedom K 2035 Fund	2,128
Fidelity*	Freedom K 2045 Fund	393
Fidelity*	Freedom K 2050 Fund	722
Fidelity*	Retirement Money Market Portfolio	46,052
Fidelity*	U.S. Bond Index Fund	33,495
Fidelity*	Brokerage Link	6,943
Fidelity*	Managed Income Portfolio	12,177
Morgan Stanley Institutional	Small Company Growth Fund	4,373
Wells Fargo Advantage	Small Cap Value Fund	16,651
Van Kampen	Growth & Income A Fund	7,282
Spartan*	U.S. Equity Index	7,676
Spartan*	Extended Market Index	790
Teledyne Technologies Incorporated*	Common stock fund, which includes 499,516 shares of Teledyne Technologies Common Stock	20,604
Participant loans*	With interest rates ranging from 3.25% to 11% and maturity dates through 2036	10,280

		$410,425

*	Party-in-interest as defined by ERISA

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 29, 2010

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN Plan Administrative Committee
By:	/s/ Robyn E. McGowan
Member